THIS WARRANT AND THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED.

Warrant No. NetCapital&SiliconPrairie - XX
Issuance Date: March XX, 2023

ABOVE: SPACE DEVELOPMENT CORPORATION

WARRANT TO PURCHASE SHARES OF COMMON STOCK

This warrant to purchase shares of common stock ("**Warrant**") is issued to [_____] (the "**Holder**") by ABOVE: SPACE DEVELOPMENT CORPORATION, a Delaware corporation (the "**Company**"), in connection with: (i) the Holder's participation in the Company's offering of shares of common stock ("**Common Stock**") through the NetCapital Portal at a price of $0.42 per share of Common Stock in or about April 2022 (the "**2022 NetCapital Offering**"), during which and pursuant to the Holder purchased shares of the Company's Common Stock; and (ii) the Holder's participation in the Company's offering of Common Stock through the Silicon Prairie Portal at a price of $2.25 per share of Common Stock launched in March 2023 ("Silicon Prairie Offering").

1. Purchase of Shares. Subject to the terms and conditions hereinafter set forth, the Holder of this Warrant is entitled, upon exercise of this Warrant, to purchase from the Company a total of **[INSERT AMOUNT - four (4) times the number of shares of the Company's Common Stock that the Holder purchased pursuant to the 2022 NetCapital Offering]**, at an exercise price of $0.42 per Share (such price, as adjusted from time to time, is herein referred to as the "**Exercise Price**").

2. Exercise Period; Conditions.

(a) This Warrant shall be exercisable, in whole or in part, during the term commencing on the issuance date of this Warrant and ending at 5 p.m. New York City time on January 1, 2025 (the "**Exercise Period**").

(b) This Warrant shall be exercisable only if the Holder, in addition to having participated in the 2022 NetCapital Offering, also participates in the Silicon Prairie Offering.

3. Method of Exercise. While this Warrant remains outstanding and exercisable in accordance with Section 2 above, the Holder may exercise from time to time, in whole or in part, the purchase rights evidenced hereby. Such exercise shall be effected by:

(a) the surrender of the Warrant, together with a notice of exercise, included hereto as Exhibit A, to the Company; and

(b) the payment to the Company of an amount equal to the aggregate Exercise Price for the number of Shares being purchased.

4. Certificates for Shares; Amendments of Warrant. Upon the exercise of the purchase rights evidenced by this Warrant, one or more certificates for the number of Shares so purchased shall be issued as soon as practicable thereafter, and in any event within thirty (30) days of the delivery of the subscription

notice. Upon partial exercise, the Company shall promptly issue an amended Warrant representing the remaining number of Shares purchasable thereunder. All other terms and conditions of such amended Warrant shall be identical to those contained herein.

5. Issuance of Shares. The Company covenants that (i) the Shares, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable and free from all taxes, liens, and charges with respect to the issuance thereof; (ii) during the Exercise Period the Company will reserve from its authorized and unissued Common Stock sufficient Shares in order to perform its obligations under this warrant. The Holder understands and agrees that the Shares to be issued pursuant to the exercise of this Warrant will be subject to the right of first refusal in favor of the Company substantially similar to the right of first refusal applicable to the outstanding Shares held by the founders of the Company.

6. Adjustment of Exercise Price and Number of Shares. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

(a) Subdivisions, Combinations and Other Issuances. If the Company shall at any time before the expiration of this Warrant subdivide the Shares, by split-up or otherwise, or combine its Shares, or issue additional shares of its Shares as a dividend, the number of Shares issuable on the exercise of this Warrant shall forthwith be proportionately increased in the case of a subdivision or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per share, but the aggregate purchase price payable for the total number of Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 6(a) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

(b) Notice of Adjustment. When any adjustment is required to be made in the number or kind of shares purchasable upon exercise of the Warrant, or in the Exercise Price, the Company shall promptly notify the holder of such event and of the number of Shares or other securities or property thereafter purchasable upon exercise of this Warrant.

7. No Fractional Shares. No fractional shares shall be issued upon the exercise of this Warrant, but in lieu of such fractional shares the Company shall make a cash payment therefor on the basis of the Exercise Price then in effect.

8. Representations of the Company. The Company represents that all corporate actions on the part of the Company, its officers, directors and stockholders necessary for the sale and issuance of this Warrant have been taken.

9. Representations and Warranties by the Holder. The Holder represents and warrants to the Company as follows:

(a) This Warrant and the Shares issuable upon exercise thereof are being acquired for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended (the "**Act**"). Upon exercise of this Warrant, the Holder shall, if so requested by the Company, confirm in writing, in a form satisfactory to the Company, that the securities issuable upon exercise of this Warrant are being acquired for investment and not with a view toward distribution or resale.

(b) The Holder understands that the Warrant and the Shares have not been registered under the Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Act pursuant to Section 4(2) thereof, and that they must be held by the Holder indefinitely, and that the Holder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Act or is exempted from such registration.

(c) The Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of this Warrant and the Shares purchasable pursuant to the terms of this Warrant and of protecting its interests in connection therewith.

(d) The Holder is able to bear the economic risk of the purchase of the Shares pursuant to the terms of this Warrant.

10. <u>Restrictive Legend</u>.   The Shares (unless registered under the Act) shall be stamped or imprinted with a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH SECURITIES MAY NOT BE TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE ACT IS IN EFFECT AS TO SUCH TRANSFER OR SUCH TRANSFER MAY BE MADE PURSUANT TO RULE 144 OR IN THE OPINION OF COUNSEL FOR THE COMPANY, REGISTRATION UNDER THE ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE ACT.

11. <u>Transferability of the Warrant</u>. This Warrant shall not be transferable without a prior consent of the Company, which consent shall not be unreasonably withheld or delayed, provided that no approval shall be required for the transfer of the Warrant during the Holder's lifetime or on Holder's death by will or intestacy to the Holder's Immediate Family or to a trust for the benefit of the Holder or his Immediate Family. "Immediate Family" as used in this Agreement shall mean lineal descendant or antecedent, spouse (or spouse's antecedents), father, mother, brother or sister (or their descendants), stepchild (or their antecedents or descendants), aunt or uncle (or their antecedents or descendants), brother-in-law or sister-in-law (or their antecedents or descendants) and shall include adoptive relationships, or any person sharing the Holder's household (other than a tenant or an employee). In such case, the transferee or other recipient shall receive and hold the Warrant so transferred subject to the provisions of this Section 11, and there shall be no further transfer of such Warrant except in accordance with the terms of this Section 11.

12. <u>Rights of Stockholders</u>. No Holder of this Warrant shall be entitled, as a Warrant Holder, to vote or receive dividends or be deemed the Holder of the Shares or any other securities of the Company which may at any time be issuable on the exercise hereof for any purpose, nor shall anything contained herein be construed to confer upon the holder of this Warrant, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value, consolidation, merger, conveyance, or otherwise) or to receive notice of meetings, or to receive dividends or subscription rights or otherwise until the Warrant shall have been exercised and the Shares purchasable upon the exercise hereof shall have become deliverable, as provided herein.

14. <u>Governing Law</u>. This Warrant and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of Delaware, without regard to the conflicts of law provisions of Delaware or of any other state.

ABOVE: SPACE DEVELOPMENT CORPORATION

By: _____

Title:_____

EXHIBIT A

NOTICE OF EXERCISE

TO: Above: Space Development Corporation
[Address]
Attention:

      1. The undersigned hereby elects to purchase _____ shares of Common Stock of Above: Space Development Corporation (the "Shares") pursuant to the terms of the attached Warrant.

      2. The undersigned elects to exercise the attached Warrant by means of a cash payment, and tenders herewith payment in full for the purchase price of the shares being purchased, together with all applicable transfer taxes, if any.

      3. Please issue a certificate or certificates representing said Shares in the name of the undersigned or in such other name as is specified below:


_____

(Name)

_____

_____

(Address)


      4. The undersigned hereby represents and warrants that the aforesaid Shares are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares and all representations and warranties of the undersigned set forth in Section 9 of the attached Warrant (including Section 9(e) thereof) are true and correct as of the date hereof.


_____

(Signature)

_____

(Name)


_____   _____

        (Date)   (Title)